SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

November 22, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SunAmerica Equity Funds

Post-Effective Amendment to Registration Statement on Form N-1A

Securities Act File No. 033-08021

Investment Company Act File No. 811-04801

Ladies and Gentlemen:

On behalf of SunAmerica Equity Funds (the “Registrant”), and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”), Post-Effective Amendment No. 53 to the Fund’s Registration Statement under the 1933 Act and Amendment No. 48 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment is being filed on behalf of SunAmerica International Small-Cap Fund, a series of the Registrant (the “Fund”).

The Amendment is being filed to disclose: (i) a change to the name of the Fund to SunAmerica Japan Fund, (ii) certain changes to the Fund’s principal investment strategies and techniques and (iii) a change to the Fund’s subadviser.

The principal changes made in the prospectus are to: the “Principal Investment Strategy and Techniques of the Fund” section; the “Principal Risks of Investing in the Fund” section; the “Performance Information” section; the “Investment Adviser and Subadviser” section; the “More Information About the Funds” section; and the “Fund Management” section. The principal changes made in the SAI are to: the “Investment Objectives and Policies” section; and the “Adviser, Personal Securities Trading, Distributor and Servicing Agent” section. The principal changes made to the prospectus and SAI are limited to disclosure concerning the Fund. Consequently, we hereby request selective review of the Amendment.

It is proposed that the Amendment will become effective on January 27, 2012 pursuant to Rule 485(a)(1) under the 1933 Act. On, or prior to, that date, the Registrant will file a subsequent post-effective amendment pursuant to Rule 485(b) for the purpose of bringing the financial statements contained in the registration statement and other information up-to-date and to make other non-material changes.

Any questions or comments on the Amendment should be directed to the undersigned at (201) 324-6378.

Very Truly Yours,

/s/ John E. McLean
John E. McLean Assistant Secretary